Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Seniiors Inc.
295 Madison Avenue, 12th Floor
New York, NY 10017
seniiors.com

Up to $4,999,999.50 in Common Stock at $0.90
Minimum Target Amount: $9,999.90

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Seniiors Inc.
Address: 295 Madison Avenue, 12th Floor, New York, NY 10017
State of Incorporation: DE
Date Incorporated: February 25, 2020

Terms:

Equity

Offering Minimum: $9,999.90 | 11,111 shares of Common Stock
Offering Maximum: $4,999,999.50 | 5,555,555 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.90
Minimum Investment Amount (per investor): $499.50

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Time-Based Investment Incentives:

$500+ in the first eight weeks and secure 10% bonus shares

$1,000+ in the first eight weeks and secure 20% bonus shares

$5,000+ in the first eight weeks and secure 30% bonus shares

$10,000+ in the first eight weeks and secure 40% bonus shares

Volume-Based Perks:

$1,000 - $2,499: Leader "The Heart of Seniiors"

· 10% bonus shares

· VIP Status

· Quarterly investor-only webinars & updates

· Access to exclusive investor concierge service

$2,500 - $4,999: Pioneer "Connecting Generations"

· 15% bonus shares

· All Leader perks plus

· Silver Status

· Feature-polling rights (vote on new features before they are developed)

· Access to investor community network

$5,000 - $9,999: Visionary "Empower Aging"

· 20% bonus shares

· All Pioneer perks plus

· Gold Status

· Lifetime free premium access

· Dividends participation

$10,000 - $24,999: Partner "Lifetime Connector"

· 30% bonus shares

· All Visionary perks plus

· Platinum Status

· Advisory Board seat

· Priority allocation in future funding rounds

$25,000+: Ambassador "Founding Pillar of Seniiors"

· 40% bonus shares

· All Partner perks plus

· Diamond Status

· Ability to convert common stock into preferred stock

· Exclusive annual founder's roundtable invitation

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Seniiors, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.90 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $90.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Seniiors Inc. is a technology-driven platform that enhances senior care facility management by streamlining operations, improving staff coordination, and ensuring high-quality resident care. It provides real-time health insights, automated scheduling, and seamless communication tools. The platform also enables families to stay informed about their loved ones and offers an integrated search feature for finding senior home facilities. With plans to incorporate AI and smart device compatibility, Seniiors is committed to transforming the senior care industry through innovation and efficiency.

Competitors and Industry

MARKET

Seniiors Inc. operates in the rapidly growing senior care technology market, driven by an aging global population and increasing demand for efficient long-term care solutions. In the U.S. alone, nearly 80 million baby boomers are aging into retirement, and by 2050, the global senior population will surpass 1.5 billion. The global elderly care market was valued at approximately $1 trillion in 2023 and is projected to reach nearly $2 trillion by 2032. As care facilities increasingly adopt digital solutions, Seniiors Inc. is well-positioned to capitalize on this expanding market with its AI-powered, cloud-based senior care management platform.

COMPETITORS

There are platforms that assist individuals and families in senior care management but we believe all of them lack the technology and functionality that Seniiors Inc. offers:

Caring.com: Established in 2007, Caring.com is an online resource offering information on aging and caregiving. It features a comprehensive directory with consumer ratings and reviews of local senior care providers, aiding families in making informed decisions.

Seniorly.com: Launched in 2014, Seniorly.com is an online marketplace that helps older adults find senior housing options across the United States. The platform offers detailed information on various senior living communities, facilitating the search and application process.

August Health: Delivers a platform focused on proactive care strategies, enhancing resident engagement and care outcomes.

Seniiors Inc. distinguishes itself through several key advantages:

AI Integration: Incorporates artificial intelligence to enhance operational efficiency and resident care.

Family Engagement: Offers features that keep families connected with their loved ones' daily activities and health updates, fostering transparency and involvement.

We believe these unique features position Seniiors Inc. as a forward-thinking solution in the senior care management industry.

Current Stage and Roadmap

CURRENT STAGE

Seniiors Inc. is currently in its growth and expansion phase, having demonstrated significant growth and increasing adoption. While still in the process of optimizing its financial sustainability, Seniiors is actively expanding its presence in the senior living and care facility market. The company is also developing new features, including AI-powered automation, family engagement tools, and an integrated search platform for senior home facilities, positioning itself as a comprehensive solution in the rapidly growing elder care industry.

FUTURE ROADMAP

Over the next several years, Seniiors Inc. aims to expand its platform into a comprehensive, AI-powered senior care ecosystem, driving efficiency for care facilities while enhancing the experience for residents and families. Key initiatives include scaling its search and application platform to simplify the process of finding and applying for senior housing, integrating AI-driven predictive analytics to improve resident care management, and expanding smart device compatibility with tools like Alexa and Apple Watch for real-time health monitoring. The company also plans to grow its presence across the U.S. and international markets, forging strategic partnerships with senior care providers, insurers, and technology firms. With an increased focus on user acquisition and monetization, Seniiors aims to achieve operational profitability by 2027. As part of its long-term vision, the company is strategically positioning itself for a potential exit via M&A or IPO within the next 3-4 years, leveraging its market momentum to maximize value for investors and stakeholders.

The Team

Officers and Directors

Name: Konstansa Bobchev

Konstansa Bobchev's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Director, Principal Financial Officer
  Dates of Service: March, 2020 - Present
  Responsibilities: As CEO of Seniiors, Konstansa defines the company's vision and strategy and turns them into results across product, technology, operations, and go-to-market. She leads the executive team, safeguards service quality and regulatory/data-privacy standards (including responsible AI), and builds partnerships and investor relationships to scale Seniiors' impact in senior care. Konstansa receives an annual salary and owns 5,000,000 shares in the company.

Name: Max Kyrychenko

Max Kyrychenko's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Technology Officer and Director
  Dates of Service: March, 2020 - Present
  Responsibilities: Max is a seasoned technology leader with over 15 years of experience in building scalable, user-centric platforms. Max has deep expertise in cloud architecture (AWS, Azure), data privacy (HIPAA-compliant systems), and AI-driven personalization, skills he brings to Seniiors as he architects tech solutions tailored to seniors. Max receives an annual salary and owns 5,000,000 shares of the company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never

happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $4,999,999.50 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Seniiors, Inc. was formed on 02/25/2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Seniiors, Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and limited revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal

disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

We are subject to healthcare privacy and data protection regulations such as HIPAA
Because our platform may involve the collection, storage, or sharing of sensitive personal or medical information, we must comply with various privacy and security laws and regulations, including the Health Insurance Portability and Accountability Act (HIPAA) and related state-level laws. Maintaining ongoing compliance may also require substantial time and financial resources.

We operate in a rapidly evolving regulatory environment
The regulatory landscape surrounding healthcare technology, senior care, and digital health solutions is complex and subject to frequent change. New laws, amendments, or interpretations, such as changes to HIPAA or new data privacy acts, could impose additional compliance obligations or restrictions on our operations. Meeting new regulatory standards could increase costs and may require significant operational adjustments.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Konstansa Bobchev	5,000,000	Common Stock	50.0%
Max Kyrychenko	5,000,000	Common Stock	50.0%

The Company's Securities

The Company has authorized Common Stock, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 5,555,555 of Common Stock.

Common Stock

The amount of security authorized is 25,000,000 with a total of 10,000,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of the securities offered in this offering below which contain a voting proxy.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Dividend rights

Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or any other purpose and the directors may modify or abolish any such reserve in the manner in which it was created.

SAFE

The security will convert into Undefined security and the terms of the SAFE are outlined below:

Amount outstanding: $1,983,816.00
Maturity Date: December 31, 2026
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $7,000,000.00
Conversion Trigger: Converts upon an Equity Financing of $10,000,000 or Liquidity Event or Maturity Date.Converts upon an Equity Financing of $10,000,000 or Liquidity Event or Maturity Date.

Material Rights

There are no material rights associated with SAFE.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: SAFE
  Final amount sold: $1,983,816.00
  Use of proceeds: Product development and marketing
  Date: January 27, 2023
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was $97,351 compared to $224,118 in fiscal year 2024.

The Company generated more revenue as it expanded its customer base, enhanced its core product offerings, and began more structured monetization of its functionality.

Cost of Sales

Cost of Sales for fiscal year 2023 was $0, and remained $0 in fiscal year 2024.

The Company currently operates a software platform and therefore has no direct costs.

Gross Margins

Gross margin for fiscal year 2023 was 100%, compared to 100% in fiscal year 2024.

With no reported cost of goods sold, gross profit equaled total revenue in both years. While gross margins remained constant, the increase in gross profit is a direct result of the Company's growing customer base and improved monetization efforts.

Expenses

Total operating expenses for fiscal year 2023 were $546,754, compared to $489,656 in fiscal year 2024.

This decrease was primarily driven by lower salaries due to operational restructuring. Other categories like general & administrative and professional fees increased moderately, reflecting investments in compliance and business development.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the Company plans to add various monetization channels and expects higher cash flows in the future. Past cash was primarily generated through sales and equity investments. Our goal is to expand strategic partnerships within the senior care industry, further driving adoption and revenue growth. With these initiatives, we anticipate higher cash flows, stronger financial sustainability, and a clear path toward profitability.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of October 23, 2025, the Company has capital resources available in the form of cash on hand in the amount of $843,562

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support continued product development, marketing efforts and business development.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 85% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $19,999.70, we anticipate the Company will be able to operate for 18 months. This is based on a current monthly burn rate of $50,000 for expenses related to salaries, AWS servers and business development.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for 36 months. This is based on a projected monthly burn rate of $160,000 for expenses related to salaries, AWS servers and extensive business development.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including VC capital to be raised from a number of interested funds. This capital raise will take place after Reg CF.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $9,000,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $1,983,816 in SAFEs outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.90 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Business Development
  92.5%
  We will use 92.5% of the funds to cover expenses related to business expansion, new partnerships and general marketing efforts.

If we raise the over allotment amount of $4,999,999.50, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Research & Development
  10.0%
  We will use 10% of the funds raised for market and customer research, new product development and market testing.

- Company Employment
  50.0%
  We will use 50% of the funds to hire key personnel for daily operations, including the following roles: engineers, sales, and customer service. Wages to be commensurate with training, experience and position.

- Business Development
  25.0%
  We will use 25% of the funds to cover expenses related to business expansion, new partnerships and general marketing efforts.

- StartEngine Reg CF Campaign Marketing
  7.5%
  We will use 7.5% of the funds to market the crowdfunding campaign.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at seniiors.com (seniiors.com/reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/seniiors

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Seniiors Inc.

[See attached]

SENIIORS, INC.

(a Delaware corporation)

Audited Financial Statements

For the calendar year ended December 31, 2024 and 2023

IndigoSpireCPA

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying financial statements of SENIIORS, INC. (the "Company"), which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of income, shareholders' equity/deficit, and cash flows for the calendar year period ended December 31, 2024 and 2023, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations, shareholders' equity/deficit and cash flows for the calendar year period ended December 31, 2024 and 2023 thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Notes to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA, PC

IndigoSpire CPA, PC
San José, CA

September 10, 2025

SENIIORS, INC.
Balance Sheets
As of December 31, 2024 and 2023
See Independent Auditor's Report and Notes to the Financial Statements

	2024	2023
Assets		
Current assets		
Cash	$ 677,350	$ 941,338
Total current assets	677,350	941,338
Property and equipment, net of accumulated depreciation	768	2,318
Total assets	$ 678,118	$ 943,656
Liabilities and Members' Equity		
Current liabilities		
None	$ 0	$ 0
Total current liabilities	0	0
Long-term liabilities		
SAFE obligations	1,983,816	1,983,816
Total liabilities	1,983,816	1,983,816
Shareholders' Deficit		
Common stock	1,000	1,000
Additional paid-in capital	500	500
Accumulated deficit	(1,307,198)	(1,041,660)
Total shareholders' deficit	(1,305,698)	(1,040,160)
Total Liabilities and Members' Equity	$ 678,118	$ 943,656

SENIIORS, INC.
Statements of Operations
For the calendar year ended December 31, 2024 and 2023
See Independent Auditor's Report and Notes to the Financial Statements

	2024	2023
Contract revenue	$ 224,118	$ 97,351
Operating expenses		
Sales and marketing	49,722	51,397
Salaries and benefits	381,339	449,521
Professional fees	25,224	15,937
General and administrative	31,821	28,455
Depreciation	1,550	1,444
Total operating expenses	489,656	546,754
Net operating (loss)	(265,538)	(449,403)
Tax (provision) / benefit	0	0
Net (loss)	(265,538)	(449,403)

SENIIORS, INC.
Statements of Shareholders' Equity / (Deficit)
For the calendar year ended December 31, 2024 and 2023
See Independent Auditor's Report and Notes to the Financial Statements

	Common Stock				
	Shares	Amount	Additional Paid-In Capital	Retained Earnings	Total
Balance as of January 1, 2023	**10,000,000**	**$ 1,000**	**$ 500**	**$ (592,257)**	**$ (590,757)**
Net loss				(449,403)	(449,403)
Balance as of December 31, 2023	**10,000,000**	**$ 1,000**	**$ 500**	**$(1,041,660)**	**$ (1,040,160)**
Net loss				(265,538)	(265,538)
Balance as of December 31, 2024	**10,000,000**	**$ 1,000**	**$ 500**	**$(1,307,198)**	**$ (1,305,698)**

SENIIORS, INC.
Statements of Cash Flows
For the calendar year ended December 31, 2024 and 2023
See Independent Auditor's Report and Notes to the Financial Statements

	2024	2023
Cash Flows from Operations		
Net income (loss)	$ (265,538)	$ (449,403)
Adjustments to net income (loss)		
Add back: Depreciation	1,550	1,444
Changes in assets and liabilities		
Decrease in other current assets	0	1,066
Total Cash Flows from Operations	(263,988)	(446,893)
Cash Flows from Investments		
None	0	0
Total Cash Flows from Investments	0	0
Cash Flows from Financing		
None	0	0
Total Cash Flows from Financing	0	0
Total Cash Flows	(263,988)	(446,893)
Beginning Cash Balance	941,338	1,388,231
Ending Cash Balance	$ 677,350	$ 941,338

SENIIORS, INC.
Notes to the Financial Statements
For the calendar year ended December 31, 2024
See accompanying Independent Auditor's Report

Note 1 – Principal Business Activity and Significant Accounting Policies

The Company
Seniiors, Inc. (the "Company") was incorporated in the State of Delaware on February 25, 2020. The Company specializes in comprehensive senior care facility management solutions designed to streamline and enhance the operations of senior care homes.

Going Concern
Since Inception, the Company has relied on funds from SAFE obligations issued to fund its operations. As of December 31, 2024, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2024, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP) requires the use of management's estimates. In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2024, and 2023, the Company held no cash equivalents but held $677,350 and $941,338, respectively.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2024, and 2023, the Company had no accounts receivable.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over three to five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company generates revenues from applications and credit reports when booking properties on their application. The Company's payments are generally collected upfront. For years ending December 31, 2024, and 2023 the Company recognized $224,118 and $97,351 in revenue, respectively.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

Note 2 – Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its shareholders.

Note 3 – Property and Equipment

Property and equipment consisted of the following at December 31, 2024 and 2023:

	2024	2023
Office equipment, cost	$ 6,201	$ 6,201
Less: Accumulated depreciation	(5,433)	(3,883)
Total	$ 768	$ 2,318

Note 4 – SAFE Obligations

Since inception, the Company issued several Simple Agreements for Future Equity ("SAFEs") for a total of $1,983,816, as of December 31, 2024, and 2023. The agreement states if there is an equity financing before the termination of the SAFEs, on the initial closing of an equity financing the SAFEs will automatically convert into the number of shares of stock equal to the purchase amount divided by the conversion price which is (1) the SAFE price or (2) the discount price, whichever calculation results in a greater number of shares of preferred stock. The agreements state a post-money valuation cap of $7,000,000 with a 20% discount rate.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event. As of December 31, 2024, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2024, and 2023 are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required, or reflected in income for the years ended December 31, 2024 and 2023.

Note 5 – Equity

Common Stock
Under the Company's amended articles of incorporation, the total number of shares of common stock that the Corporation has authority to issue is 15,000,000 shares, at a $0.0001 par value per share. As of December 31, 2024, and 2023, 10,000,000 shares have been issued and are outstanding.

Note 6 – Going Concern

These financial statements are prepared on a going concern basis. The Company was incorporated on February 25, 2020, and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

Note 7 – Subsequent Events

Managements Evaluation
The Company has evaluated subsequent events through September 10, 2025, the date through which the financial statements were available to be issued. It has been determined that no events require additional disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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Invest in Seniiors

Senior Living Redefined

Seniiors is an innovative, AI-driven senior care platform with over 100,000 users, connecting seniors with family members and facility staff through intelligent communication tools that enhance transparency, boost efficiency, and improve quality of life.

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This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


seniiors
The Future of
Senior Living

OVERVIEW ABOUT TERMS DISCUSSION INVESTING FAQS

Get Equity
$0.90 Per Share

MIN INVEST
$499.50

VALUATION
$9M

REASONS TO INVEST

- The global AgeTech market, already valued at over $2 trillion , is projected to grow as the senior population worldwide doubles by 2050. We believe Seniiors is uniquely positioned to capitalize on this growth, delivering innovative and urgently needed digital solutions that enhance quality of life for seniors, streamline caregiving, and keep families closely connected.

- With over 100,000 active users, strategic partnerships with leading senior care providers, and $2M in funding already secured, Seniiors demonstrates exceptional market traction, scalability, investor trust, and a clear path to continued growth.

- Pioneering AI-Driven Senior Care. Our comprehensive, AI-powered digital platform significantly improves real-time communication between seniors, families, and caregivers, and automates and simplifies operational processes. Seniiors leverages artificial intelligence to enhance transparency, boost efficiency, and deliver unmatched peace of mind in senior living communities.

TEAM



Konstansa Bobchev • Chief Executive Officer and Director

Konstansa is a mission-driven entrepreneur passionate about transforming how technology supports aging. With over a decade of leadership experience across digital health, operations, and innovation management, she founded Seniiors to redefine the standard of senior care through intelligent automation. Under her leadership, Seniiors is shaping the future of AgeTech by uniting human-centric care with AI.

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Max Kyrychenko • Chief Technology Officer and Director

Max is a seasoned technology leader with over 15 years of experience in building scalable, user-centric platforms. Max has deep expertise in cloud architecture (AWS, Azure), data privacy (HIPAA-compliant systems), and AI-driven personalization, skills he brings to Seniiors as he architects tech solutions tailored to seniors.

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David Sargsian • Director of Marketing

David is a results-driven marketing leader with over a decade of experience building high-growth strategies for digital platforms. He specializes in brand development and performance marketing. His mission is to position Seniiors as the go-to platform for modern, tech-enabled senior care.

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The Pitch

Transforming the $2T AgeTech Market with AI

Finding the right senior living community can be overwhelming, and communication with loved ones in care facilities often lacks transparency. Seniiors addresses these challenges through an **AI powered digital platform** that simplifies senior housing searches, enhances family engagement, and streamlines senior care facility operations. Leveraging artificial intelligence to deliver **personalized experiences** and efficient solutions, Seniiors is positioned to make a meaningful and lasting impact in this essential and rapidly growing industry.


seniiors
SENIIORS KEEP FAMILY CONNECTED


Global aging will affect us
long before global warming
Every 8 Seconds
a U.S. Baby-boomer
Turns 65
In the next decade, seniors will represent 1 out of every 5 U.S. citizens. They will be ready to embrace new technologies, new forms of retirement, and new forms of senior housing.
Flexibility • Engagement • Freedom

Source

Investor Testimonials

00:21

Please Note: Mark Clayton is an investor in Seniiors. Their comments are provided for informational purposes only and should not be interpreted as an endorsement of this or any other investment opportunity. Investment in private securities, including through Regulation Crowdfunding, involves risk, and investors should not invest unless they can afford to lose the entire amount invested.

THE PROBLEM & OUR SOLUTION

The Problem

Navigating senior care can be complex and stressful, often compounded by **outdated platforms, limited transparency**, and **inefficient communication** between families and care providers. Seniors frequently experience **isolation**, while their families struggle to maintain clear visibility into their loved ones' well-being. Meanwhile, senior home staff are burdened by outdated systems that cause operational inefficiencies and communication gaps.

Seniiors addresses these challenges through an AI-powered digital platform that simplifies senior housing searches, enhances family engagement, and digitizes care management. Leveraging artificial intelligence, Seniiors seamlessly connects seniors, families, and care staff — improving transparency, reducing isolation, and optimizing operational efficiency to create a better experience for everyone Involved.



Addressing Challenges in Senior Care – The Golden Triangle
Seniors
Seeking communities that foster social connection and engagement.
Family Members
Looking for continuous, transparent connection with their elderly loved ones.
Senior Care Facilities
Striving to streamline onboarding processes and optimize daily operations.



The global number of people aged **65 years** and older is set to double within the next thirty years
1.6 billion
1.4 billion
1.2 billion
1 billion
800 million
600 million
400 million
200 million
0
2024
2040
Global total
In 2024, there are 830 million people older than 65 worldwide
In 2054, the UN expects 1.7 billion people older than 65 globally
Asia
Europe
Africa

Source


Current platforms lack the solution and technology
Care.com
Nesterly
SUNRISE
SeniorHomes.com
Painful experience with sale agents
Absence of transparent application process
Lack of integrated technology solutions
Time-consuming platforms
Incomplete business models
Outdated design and features

We believe current platforms lack the solution and technology.

The Growing need for Connected Senior Care:

- More than one-third of adults ages 50 to 80 report feelings of isolation, which can have negative implications on both physical and mental health.
- Loneliness may increase among older adults due to lifestyle changes like living alone, as well as hearing loss, chronic illness and loss of family and friends.
- Research shows at least half of older adults ages 65 or older can expect to need care during their older years, making the availability of caregivers an important consideration.

*Source 1, Source 2, Source 3

Our Solution


Revolutionizing Senior Care with AI
Seniiors provides an intuitive, AI-powered platform that transforms senior care management—streamlining operations, enhancing family engagement, and fostering transparency.
Modern • Scalable • Essential
Tasks
Family feed
AI-Powered Family Connectivity
Strengthen relationships through instant updates, real-time videos, and personalized interactions.
Efficient Care Management
Automate administrative tasks, reduce costs, and empower caregivers with real-time insights.
Enhanced Operational Transparency
Provide clarity and peace of mind through comprehensive reporting and instant communication.

Seniiors offers an innovative, **AI-driven digital platform** that fundamentally transforms senior care management. By leveraging artificial intelligence, the platform **seamlessly connects** families, seniors, and caregivers, enabling clearer communication, real-time updates, and personalized engagement. Families can effortlessly stay informed about their loved ones' daily activities, health status, and emotional well-being through instant notifications, videos, and interactive messaging — fostering deeper connections and **reducing isolation**.

Engaging for family members

Online applications
No need for running around the city or mailing the papers.

Family feed
Never miss an important event in the life of your loved one.

Daily insights
Monitor health and well-being of the family members.

Real-time notifications
Direct line of communication with the housing staff.

Virtual tours
Perform online open house visits and save time.

Happiness
Order presents, flowers and gifts in one click.

For senior care facilities, Seniiors utilizes advanced technology to automate administrative tasks, streamline workflows, and enhance operational efficiency. The platform equips care staff with **powerful productivity tools**, predictive analytics, and comprehensive dashboards, significantly improving transparency and allowing caregivers to proactively address residents' needs. Seniiors not only simplifies daily operations but also **promotes better care** outcomes, increased resident satisfaction, and strengthened family relationships, creating a **meaningful impact** across the entire senior care ecosystem.

Efficient for Senior Homes

Productivity tracking
Create reminders and set alerts

Staff engagement
Schedule and monitor daily tasks

Document management
eSign and store all documents online

Quality leads
Acquire clients that are truly interested in the property

Apple Watch integration
Receive valuable insights on residents' health

On-time payments
Provide flexible payment options

The Pitch

A $2 Trillion Opportunity to Empower Aging.

The global AgeTech market, valued at $2 trillion, is poised for **significant growth** driven by the **rapidly rising senior population**, expected to nearly double to 1.7 billion by 2054. The global senior housing sector alone is valued at $400 billion, while the **AI segment in elderly care** is projected to reach $322 billion by 2034.

Seniiors is strategically positioned at the center of this rapidly expanding market, demonstrating **impressive traction** and scalability. With over 100,000 active users, $2.5 million in funding, and strategic partnerships already in place, Seniiors continues to expand its offerings and market Presence.

Key market indicators:

- Nearly 20% of the U.S. population will be aged 65 or older by 2030.
- Adoption of digital health technology among seniors has increased by over 200% since 2020.

*Source


A multi-trillion-dollar global AgeTech market.
$400B
Global Senior Housing Market Size
$2T
AgeTech Market Size
$322B
AI in Elderly Care Market by 2034

*Source, Source


The Opportunity Is Massive — And Growing Fast
By 2050, more than 120 million people in North America will be over the age of 60, driving unprecedented demand for senior care.

*Source

Seniiors operates a dynamic **freemium business model** designed to maximize user acquisition, engagement, and revenue potential. At its core, the platform provides **free access for seniors**, ensuring widespread adoption and reducing barriers to entry for our primary users.
This freemium structure strategically leverages free accessibility to rapidly build a substantial user base among seniors while simultaneously creating **multiple revenue streams** from family members, senior homes, and large enterprise clients, hopefully ensuring robust and sustainable platform growth.

> "If you look at the care sector – there are so many topics where you can build five or six unicorns."
>
> Philipp Maul, CEO, 120 Ventures

Seniors	Family members	Senior homes	Enterprise
Application fee	1 person monthly membership fee	Property promotion *(month/unit)*	Large operators *(month/unit)*
Free	$24.99	$74.99	$4.99
		E-sign, rent collection & cloud data storage *(per application)*	
		$19.99	
1	2	3	4

**The individual quoted above, Philipp Maul, is not affiliated with, and does not endorse, Seniiors. The quote is provided solely for informational purposes to illustrate a broader industry perspective.*


Invest in seniiors
Where Senior Care Meets Innovation.

Why Invest

The senior care industry is undergoing a transformative shift driven by a rapidly aging population. Seniiors is at the forefront of this change with its innovative, AI-powered platform designed to seamlessly connect seniors, families, and caregivers. Leveraging artificial intelligence to enhance engagement and efficiency, we believe Seniiors is well-positioned in a growing market with strong early traction, presenting an opportunity to invest in the future of senior living.

Join us in making senior care more transparent, efficient, and connected.

Invest Today!

ABOUT

HEADQUARTERS
295 Madison Avenue, 12th Floor
New York, NY 10017

WEBSITE
View Site

Seniiors is an innovative, AI-driven senior care platform with over 100,000 users, connecting seniors with family members and facility staff through intelligent communication tools that enhance transparency, boost efficiency, and improve quality of life.

TERMS

Seniiors

Overview

PRICE PER SHARE
$0.90

VALUATION
$9M

FUNDING GOAL
$10K - $5M

Breakdown

MIN INVESTMENT
$499.50

OFFERING TYPE
Equity

MAX INVESTMENT
$4,999,999.50

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
11,111

MAX NUMBER OF SHARES OFFERED
5,555,555

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$678,118	$943,656
Cash & Cash Equivalents	$677,350	$941,338
Accounts Receivable	$0	$0
Short-Term Debt	$0	$0
Long-Term Debt	$1,983,816	$1,983,816
Revenue & Sales	$224,118	$97,351
Costs of Goods Sold	$0	$0
Taxes Paid	$0	$0

Net Income	-$265,538	-$449,403

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Time-Based Investment Incentives:

$500+ in the first eight weeks and secure 10% bonus shares

$1,000+ in the first eight weeks and secure 20% bonus shares

$5,000+ in the first eight weeks and secure 30% bonus shares

$10,000+ in the first eight weeks and secure 40% bonus shares

Volume-Based Perks:

$1,000 - $2,499: Leader "The Heart of Seniiors"

· 10% bonus shares

· VIP Status

· Quarterly investor-only webinars & updates

· Access to exclusive investor concierge service

$2,500 - $4,999: Pioneer "Connecting Generations"

· 15% bonus shares

· All Leader perks plus

· Silver Status

· Feature-polling rights (vote on new features before they are developed)

· Access to investor community network

$5,000 - $9,999: Visionary "Empower Aging"

· 20% bonus shares

· All Pioneer perks plus

· Gold Status

· Lifetime free premium access

· Dividends participation

$10,000 - $24,999: Partner "Lifetime Connector"

· 30% bonus shares

· All Visionary perks plus

· Platinum Status

· Advisory Board seat

· Priority allocation in future funding rounds

$25,000+: Ambassador "Founding Pillar of Seniiors"

· 40% bonus shares

· All Partner perks plus

· Diamond Status

· Ability to convert common stock into preferred stock

· Exclusive annual founder's roundtable invitation

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Seniiors, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.90 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $90.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company will not incur any irregular use of proceeds.

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

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For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

More FAQs →

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Video

Hi, I'm Andrew, and I'm part of the team behind seniors. We founded our company in Silicon Valley with one clear mission to help seniors find housing and stay connected with those they love. Since then, we've developed an innovative platform, gain strong traction, been featured in top media, and raised $2 million from high profile investors. We're proud to leave this investment round in seniors. Our specialty is in companies with strong market potential, great traction, and exceptional leadership teams. Seniors checks all of these boxes, and we wanna invite you to join us on this exciting investment opportunity. As the global population ages, the need for senior care solutions has never been more critical. In the United States alone, there are over 80 million baby boomers, and by 2050, the worldwide senior population is expected to double to over 1.5 billion people. Seniors we're solving one of the biggest challenges. Seniors face loneliness and isolation. That's why our platform focuses on three key areas. First, we simplify the search for senior housing. Finding the right senior living facility should be easy and stress free. With our platform, seniors and their families can search, compare, and apply for housing all in one place. Without the need for long distance travel and endless phone calls. Everything you need is just a few clicks away. Second, we help families stay connected. It's not just about finding a place to live, it's about staying connected with the people who matter most. With seniors, family members and friends can share photos and videos, send gifts, and stay up to date on their loved ones. Weekly activities and events all in one, easy to use platform. And third, we make life easier for senior home staff. Many facilities still rely on paper-based checklists and observational records, which can be outdated and inefficient. Our platform helps senior home staff digitize their operations, which ensures that essential information is easily accessible, while also improving communication and transparency between caregivers and families. At seniors, we believe that every senior deserves to live a socially engaged life with easier access to the care they need. We invite you to join us in shaping the future of senior living. When, where families stay close and seniors feel connected.

Let's make this happen together.

Embedded Video: https://vimeo.com/1138951743?share=copy&fl=sv&fe=ci

Hi, my name is Mark, and I represent a team of Silicon Valley investors specializing in healthcare software and senior care technology solutions. We're proud to lead this investment round in seniors. Our specialty is in companies with strong market potential, great traction and exceptional leadership teams.

Seniors checks all of these boxes, and we wanna invite you to join us on this exciting investment opportunity.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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Hitting The Target Goal Early & Oversubscriptions

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